Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

September 2, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:             Mr. William H. Thompson
Branch Chief, Office of Consumer Products

Re:          Fred's, Inc.
Form 10-K for Fiscal Year Ended January 30, 2016
Filed April 14, 2016
Form 8-K
Filed August 30, 2016
File No. 001-14565

Dear Mr. Thompson:

On behalf of Fred's, Inc. ("Fred's"), I am hereby responding to the letter from the Commission's staff dated August 31, 2016, which requires Fred's to provide information within 10 business days with respect to Fred's Form 10-K for the year ended January 30, 2016, filed on April 14, 2016, and Form 8-K filed on August 30, 2016.  As we discussed and agreed on August 31, 2016, Fred's will respond to the Commission's request for information within 30 business days, or by October 13, 2016.

Please call me at 901-238-2232 if you have any questions.

Sincerely,

/s/ Rick J. Hans

Rick J. Hans
Executive Vice President and Chief Financial Officer